SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       -----------------------------------
                         SHOREWOOD PACKAGING CORPORATION
                       (Name of Subject Company (Issuer))

                          INTERNATIONAL PAPER-37, INC.
                           INTERNATIONAL PAPER COMPANY
                      (Names of Filing Persons (Offerors))

                     Common Stock, $0.01 Par Value Per Share
                          (Including Associated Rights)
                         (Title of Class of Securities)

                                    825229107
                      (CUSIP Number of Class of Securities)

                              James W. Guedry, Esq.
                          Vice President and Secretary
                           International Paper Company
                             Two Manhattanville Road
                            Purchase, New York 10577
                                 (914) 397-1500

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                    COPY TO:

                             Jeffrey J. Rosen, Esq.
                              O'Melveny & Myers LLP
                               153 East 53 Street
                          New York, New York 10022-4611
                                 (212) 326-2000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.

      |_|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                           INTERNATIONAL [LOGO] PAPER

                             Increasing Integration
                                       in
                               Consumer Packaging

                                February 17, 2000

                                                                         Slide 2

International Paper is a Leader in Bleached Board Consumer Packaging Focused on Three Segments
--------------------------------------------------------------------------------

                               ------------------
                               Consumer Packaging
                                 Bleached Board
                                2.0 million tons
                               ------------------
                                        |
                                        |
                                        |
                                        |
          ----------------------------- | ----------------------------
         |                              |                             |
         |                              |                             |
   ----------------             ----------------              ----------------
        Retail                      Beverage                   Food Service
   1.0 million tons             0.5 million tons              0.5 million tons
   ----------------             ----------------              ----------------

INTERNATIONAL [LOGO] PAPER

                                                                         Slide 3

International Paper is Committed to Getting Closer to Our Customers
--------------------------------------------------------------------------------

                            ------------------
                            Consumer Packaging
                                Converting
                            ------------------
                                     |
                                     |
                                     |
                                     |
            ------------------------ | ---------------------------
           |                         |                            |
           |                         |                            |
      -------------                ---------          -------------------------
         Retail                    Beverage                   Food Service
        End-Uses                   End-Uses                     End-Uses
      -------------                ---------          -------------------------

      Entertainment                Dairy              Quick Service Restaurants
      Cosmetics                    Juice              Distribution
      Food                         Specialty          Home Meal Replacement
      Personal Care
      Specialty
      Tobacco

       -------------------------------------------------------------------
       Shorewood Gives International Paper a Leadership Position in Retail
       -------------------------------------------------------------------

INTERNATIONAL [LOGO] PAPER

                                                                         Slide 4

Shorewood is a Leading Producer of Premium Packaging for Retail End-Use
Categories
--------------------------------------------------------------------------------

   [The following table was depicted as a pie chart in the printed materials.]

                       Shorewood LTM Sales: US$600 million

                       Other Consumer Product          0.17%
                       Cosmetics & Toiletries          0.15%
                       Home Entertainment              0.35%
                       Tobacco                         0.33%

INTERNATIONAL [LOGO] PAPER

                                                                         Slide 5

Shorewood is the Recognized Leader in Attractive and Growing Categories
--------------------------------------------------------------------------------

    ------------------------------           -------------------------------
          Home Entertainment                     Cosmetics And Toiletries
    ------------------------------           -------------------------------

        [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]

    ------------------------------           -------------------------------
              Tobacco                             Other Consumer Products
    ------------------------------           -------------------------------

        [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]

INTERNATIONAL [LOGO] PAPER

                                                                         Slide 6

IP Will Become a Leading Producer of Premier Folding Cartons in the Retail
Segment
--------------------------------------------------------------------------------

   [The following table was depicted as a bar chart in the printed materials.]

Estimated Folding Carton Sales
(Dollars in Billions)
--------------------------------------------------------------------------------
                             ACX               $  1.1
                             IP / Shorewood    $  1.0
                             Smurfit Stone     $  0.7
                             Rock-Tenn         $  0.6
                             Westvaco          $  0.5
                             Riverwood         $  0.5
                             Mead              $  0.4
                             Caraustar         $  0.3
                             Field Container   $  0.3
                             Gulf States       $  0.2
                             Malnove           $  0.2
                             Ivy Hill          $  0.2
--------------------------------------------------------------------------------

INTERNATIONAL [LOGO] PAPER

                                                                         Slide 7

Shorewood Summary Financial Information
--------------------------------------------------------------------------------

(Dollars in Millions)
--------------------------------------------------------------------------------
                                                              LTM ended Oct 1999
--------------------------------------------------------------------------------

Sales                                                                       $600

EBITDA (incl. synergies)                                                    $114

EBIT (incl. synergies)                                                      $ 87

Annual Synergies                                                            $ 25

Equity Purchase Price                                                       $600

Net Debt Assumed                                                            $275

Total Purchase Price                                                        $875
--------------------------------------------------------------------------------

INTERNATIONAL [LOGO] PAPER

                                                                         Slide 8

IP's Offer for Shorewood
--------------------------------------------------------------------------------

o     $21 per share in cash

o     Cash tender offer

o     Approved by both Boards

o     Financed from existing facilities

o     Subject only to regulatory review

INTERNATIONAL [LOGO] PAPER

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, INTERNATIONAL PAPER WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND SHOREWOOD PACKAGING WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCK HOLDERS OF SHOREWOOD PACKAGING, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICI TATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.